UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [ ])*


                         SUNBURST ACQUISITIONS II, INC.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Common Stock - 867084107

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Stephen Noser
                            Vector Energy Corporation
                           5599 San Felipe, Suite 620
                       Houston, Texas 77056 (713) 850-9993

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 11, 1998

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with
the  Commission.    See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
                      COMMON STOCK CUSIP No. 867084107


-------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          STEPHEN  NOSER
          IRS  Identification  No.  ###-##-####

-------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]     (b)  [  ]

-------------------------------------------------------------------------------
     3    SEC  USE  ONLY

-------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
                                       PF

-------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)       [  ]

-------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    26,000,000  votes
NUMBER  OF        -------------------------------------------------------------
SHARES         8    SHARED  VOTING  POWER
BENEFICIALLY        333,333  votes
OWNED  BY
EACH              -------------------------------------------------------------
REPORTING      9    SOLE  DISPOSITIVE  POWER
PERSON  WITH        1,000,000  shares
                  -------------------------------------------------------------
               10   SHARED  DISPOSITIVE  POWER
                    333,333  shares

-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Reporting Person owns 26,166,666.5 votes of Common Stock (See Item 5)

-------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*             [  ]

-------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                              35.93%

-------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                              IN

------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
                    COMMON STOCK CUSIP No. 867084107

-------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          SAMUEL  M.  SKIPPER
          IRS  Identification  No.  ###-##-####

-------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]     (b)  [  ]

-------------------------------------------------------------------------------
     3    SEC  USE  ONLY

-------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
                               PF

-------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)      [  ]

-------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                    TEXAS

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    30,433,334  votes
NUMBER  OF        -------------------------------------------------------------
SHARES         8    SHARED  VOTING  POWER
BENEFICIALLY
OWNED  BY
EACH              -------------------------------------------------------------
REPORTING      9    SOLE  DISPOSITIVE  POWER
PERSON  WITH        5,433,334  shares
                  -------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER

-------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Reporting Person owns 30,433,334 votes of Common Stock (See Item 5)

-------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                    [  ]

-------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         41.78%

-------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                         IN

1.   Security and Issuer.

     This Statement relates to the common stock, no par value ("Common Stock") of Sunburst Acquisitions II, Inc., a Colorado corporation ("Issuer" or "Sunburst"). The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The address of the Issuer's principal executive offices is 4807 South Zang Way, Morrison, Colorado, 80465.

2.   Identity and Background.

     (a) Name: This Statement is being filed by Stephen Noser and Samuel M. Skipper (hereinafter collectively referred to as "Reporting Person"). The filing of this Statement shall not be construed as an admission that Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business Address: The business address of Mr. Noser and Mr. Skipper is 5599 San Felipe, Suite 620, Houston, Texas 77056.

     (c) Present Principal Occupation or Employment: Mr. Noser presently is a director of Issuer and the President, Secretary, and Assistant Treasurer. Mr. Skipper is a director of Issuer and the Chairman of the Board and Chief Executive Officer.

     (d) Criminal Convictions: During the last five years, Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Citizenship:  Mr. Noser  and  Mr. Skipper  are  residents of Texas,
U.S.A.

3.   Source and Amount of Funds and Other Consideration:

     In connection with a transaction designed to gain control of Issuer, a public "shell" corporation which had no business operations of its own, Vector Energy Corporation, a Texas corporation, owned 50% by Mr. Noser, entered into an asset sale with Issuer in exchange for certain stock of Issuer. As part of the transaction, Mr. Noser and Mr. Skipper became the two sole directors of Issuer and became, respectively, the President and Chief Executive Officer of Issuer.

     As part of the transaction, Issuer received 13 producing oil and gas wells located in East Texas and North Louisiana that are held in a wholly owned subsidiary of Issuer, Vector Exploration, Inc., a Texas corporation, also acquired in the transaction. Also acquired was the Westbrook Field located in Mitchell County, Texas as well as nonoperated working interests and royalties in approximately 80 wells located in Oklahoma and Kansas. In addition, Issuer received subscription agreements for $503,000 in exchange for Common Stock. Mr. Noser and Mr. Skipper subscribed for Common Stock and were awarded Class B Preferred Stock for becoming directors of Issuer. See Item 5 for a description of stock received by Reporting Person in the transaction.

4.   Purpose of Transaction.

     The purpose of the transaction for which this Statement is being prepared was to assume control of Issuer and operate the oil and gas assets as Issuer's primary business.

     Except as described below, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              Reporting Person plans to effect a reincorporation of Issuer into Texas in order to reduce operating costs, including tax costs. Additionally, Reporting Person plans to change Issuer's name.

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board:

     (e) any material change in the present capitalization or dividend policy of the Issuer;

              Reporting Person plans to effect a reduction in the number of outstanding shares of Issuer by effecting a reverse stock split of 1 share for every 3.33333 shares of Common Stock outstanding.

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)      any  action  similar  to  those  enumerated  above.

5.   Interest in Securities of the Issuer.

     (a) Mr. Noser beneficially owns 26,166,666.5 votes of Issuer which represents 35.93% of Issuer's total votes. Mr. Noser directly owns 1,000,000 shares of Common Stock and 250,000 shares of Class B Preferred Stock that is not convertible but votes at 100 votes for every share of Class B Preferred Stock. Mr. Noser indirectly, by way of his 50% ownership of Vector Energy Corporation, 166,666.5 additional shares of Common Stock. Mr. Skipper beneficially owns 30,433,334 votes of Issuer which represents 41.78% of Issuer's total votes. Mr. Skipper directly owns 5,433,334 shares of Common Stock and 250,000 shares of Class B Preferred Stock that is not convertible but votes at 100 votes for every share of Class B Preferred Stock.

     (b) Mr. Noser has full power to vote 26,000,000 votes of Common Stock and shared power to vote 333,333 shares of Common Stock owned by Vector Energy Corporation (because of Mr. Noser's 50% ownership becomes 166,666.5 votes). Mr. Noser has sole power to dispose of 1,000,000 shares of Common Stock and 250,000 shares of Class B Preferred Stock that is not convertible but votes at 100 votes for every share of Class B Preferred Stock. Mr. Noser has shared dispositive power over 333,333 shares of Common Stock owned by Vector Energy Corporation. Mr. Skipper has full power to vote 30,433,334 votes of Common Stock. Mr. Skipper has sole power to dispose of 5,433,334 shares of Common Stock and 250,000 shares of Class B Preferred Stock that is not convertible but votes at 100 votes for every share of Class B Preferred Stock.

     (c) Except as described above, Reporting Person has not effected any transaction in shares of Common Stock of Issuer during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Reporting Person.

     (e)      Not  applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement, to the best knowledge of Reporting Person, Reporting Person is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

7.   Material to be Filed as Exhibits.

     Not Applicable.

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    May  21,  1998

                                 /s/  Stephen  Noser
                                 -------------------
                                      STEPHEN  NOSER

                                 /s/  Samuel  M.  Skipper
                              -------------------------------
                                      SAMUEL  M.  SKIPPER